                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                          (Amendment No. . . . . )*

                        INTEGRA FINANCIAL CORPORATION
                               (Name of Issuer)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   45810410
                                (CUSIP Number)

                              CARLTON E. LANGER,
                    NATIONAL CITY CORPORATION, LAW DEPT.,
                           1900 EAST NINTH STREET,
                          CLEVELAND, OHIO 44114-3484
                                (216) 575-3339
                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               AUGUST 27, 1995
           (Date of Event which Required Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ].

        Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d-1(a) for other parties to whom copies are to be sent.

- ----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.        45810410

1.) Names of Reporting Persons S. S. or I. R. S. Identification Nos. of Above Persons;

         National City Corporation
         34-1111088

2.)      Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
            -------------------------------------------------------------------

         (b)
            -------------------------------------------------------------------


3.)      SEC Use Only
                     ----------------------------------------------------------

4.)      Source of Funds (See Instructions)               WC
                                            -----------------------------------


5.) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     ----------------------------------------------------------

         ----------------------------------------------------------------------

6.)      Citizenship or Place of Organization          Delaware
                                              ---------------------------------

Number of                        7.)      Sole Voting Power         44,400
Shares                                                     --------------------
Beneficially                     8.)      Shares Voting Power
Owned by                                                     ------------------
Each Reporting                   9.)      Sole Dispositive Power    44,400
Person With                                                     ---------------
                                 10.)     Shares Dispositive Power
                                                                  -------------

11.)     Aggregate Amount Beneficially Owned by Each Reporting Person   44,400
                                                                     ----------

12.)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions                  X
            -------------------------------------------------------------------

13.)     Percent of Class Represented by Amount in Row (11)      0.3%
                                                           --------------------

14.)     Type of Reporting Person (See Instructions)              CO
                                                    ---------------------------


- -----------------------
* National City Corporation disclaims beneficial ownership or control of 6,501,300 shares of Integra Financial Corporation Common Stock which are the subject of a Stock Option Agreement which represents 19.9% of the outstanding common stock.

ITEM 1.  SECURITY AND ISSUER
- ----------------------------

         Common Stock of Integra Financial Corporation
         Four PPG Place
         Pittsburgh, PA  15222-5408

ITEM 2.  IDENTITY AND BACKGROUND
- --------------------------------

         (a)     Name:    National City Corporation

         (b)     Residence or business address:       National City Corporation
                                                      National City Center
                                                      1900 East 9th Street
                                                      Cleveland, Ohio 44114-3484

         (c)              Bank Holding Company

         (d)              No convictions to report.

         (e)              No civil proceedings to report.

         (f) Incorporated under the laws of the State of Delaware, Principal offices located in Cleveland, Ohio.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- ---------------------------------------------------------

         National City Corporation would use its working capital funds. See also the cash option provision in the Stock Option Agreement which is incorporated by reference.

ITEM 4.  PURPOSE OF TRANSACTION
- -------------------------------

         (b) National City Corporation and Integra Financial Corporation have entered into an Agreement and Plan of Merger. The Agreement calls for Integra Financial Corporation to merge into National City Corporation.

         (g) Upon the merger of Integra Financial Corporation into National City Corporation, the Certificate of Incorporation and By-laws of National City Corporation will remain in effect until amended in accordance with applicable law.

         (h) At the effective time of the merger of Integra Financial Corporation into National City Corporation, Integra Financial Corporation's stock will be delisted from the New York Stock Exchange.

         (i)     See 4(b), 4(g) and 4(h) above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
- ---------------------------------------------

         (a) Currently National City Corporation beneficially owns 44,400 shares of Integra Financial Corporation's Common Stock, no par value, representing 0.3% of the outstanding shares. National City Corporation owns these shares and has full voting and dispositive power over these shares. National City Corporation also holds an option to purchase 6,501,300 shares of Integra Financial Corporation Common Stock, which option is exercisable only upon the occurrence of certain initial triggering events and subsequent triggering events. The shares subject to such option represent 19.9% of the issued and outstanding shares of Integra Financial Corporation Common Stock. National City Corporation hereby specifically disclaims any current beneficial ownership or control over the shares of Integra Financial Corporation Common Stock which are the subject of the Stock Option Agreement or of Integra Financial Corporation.

         (c) The Stock Option Agreement by and between National City Corporation and Integra Financial Corporation was entered into on August 27, 1995.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
- ------------------------------------------------------

         See earlier responses and the Exhibits incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
- -----------------------------------------

         The following documents have been filed by National City Corporation with the Securities and Exchange Commission and are hereby incorporated by reference in this Schedule.

                 The Agreement and Plan of Merger and Stock Option Agreement filed as Exhibits 2.1 and 2.2 respectively to a Report on Form 8-K dated August 30, 1995.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 30, 1995                             By:  /s/ DAVID L. ZOELLER
- ---------------------                          ------------------------------
Date                                           Signature

                                            David L. Zoeller
                                            Senior Vice President, General
                                            Counsel and Secretary

         ATTENTION:       Intentional misstatements or omissions of fact
                          constitute Federal criminal violations (See 18 U.S.C.
                          1001).

         [Adopted in Release No. 34-8370 (Paragraph 77,581), July 30, 1968,
33 F. R. 11016; and amended by Release No. 34-8392 (Paragraph 77,715), August 30, 1968, 33 F. R. 14110; Release No. 34-13291 (Paragraph 80,980) effective
August 31, 1977, 42 F. R. 12352; Release No. 34-13787 (Paragraph  81,256), July
21, 1977, 42 F. R. 38347; effectiveness of amendments in Release No. 34-13291 postponed until April 30, 1978 (Paragraph 81,274), 42 F. R. 12352; amended in Release No. 34-14692 (Paragraph 81,571), effective May 29, 1978, effective thirty days after publication in the Federal Register, 43 F. R. 55755; amended in Release No. 34-15457 (Paragraph 81,909), effective for schedules filed on or after February 4, 1979, 44 F. R. 2145; amended in Release No. 34-16384 (Paragraph 82,373), effective January 7, 1980, 44 F. R. 70326; amended in Release No. 34-18524 (Paragraph 72,328), effective for all documents filed on or after May 24, 1982, 47 F. R. 11380.]